U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

[  ]Form 10-K [  ]Form 20-F [  ]Form 11-K
[XX]Form 10-Q
[  ]Form N-SAR
For Period Ended :         12/31/98

[  ]  Transition Report of Form 10-K
[  ]  Transition Report of Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.


                         Part I - Registrant Information

Full Name of Registrant:                         Command Security Corporation
Former Name if Applicable:                       Not Applicable
Address of Principal Executive Office:           Route 55, Lexington Park
                                                 Lagrangeville, NY 12540


                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.


                             Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

         The subject Form 10-Q cannot be timely filed without unreasonable effort or expense because the Company's staff has been reduced in order to lower operating costs.


                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         William C. Vassell, Chairman                          (914)454 3703
         of the Board

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed: If the answer is no, identify report(s).

                                       [X]  Yes                [ ]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [X]  Yes                [ ]     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant Command Security Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 1999
                                     COMMAND SECURITY CORPORATION


                                     By: /s/__________________________
                                     William C. Vassell
                                     Chairman of the Board and
                                     Acting Principal Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                   Attachment


A significant change in the results of operations in the corresponding period for the last fiscal year will be reflected in the earning statements to be included in the subject report. The Company's net loss for the quarter ended December 31, 1998, applicable to common stockholders is expected to be approximately $100,000 as compared to a net loss of $567,000 for the quarter ended December 31, 1997.